SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HCC INSURANCE HOLDINGS, INC.
(Name of Subject Company (Issuer)
HCC INSURANCE HOLDINGS, INC.
(Name of Filing Person (Issuer)
1.30% Convertible Notes Due 2023
(Title of Class of Securities)
404132AB8
(CUSIP Number of Class of Securities)
Randy D. Rinicella, Esq.
Senior Vice President and General Counsel
13403 Northwest Freeway
Houston, Texas 77040
(713) 690-7300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$124,714,000	$4901.26

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 1.30% Convertible Notes Due 2023 (the “Securities”), as described herein, is $1,000.00 per $1,000 principal amount of the Securities outstanding. As of March 2, 2009 there was $124,714,000 in aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $124,714,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
Index to Exhibits
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase, at the option of the holder thereof (the “Holder”), all outstanding 1.30% Convertible Notes Due 2023 issued by the Company (the “Securities”), upon the terms of and subject to the conditions set forth in, the Second Supplemental Indenture, dated as of March 28, 2003, and the related Indenture, dated as of August 23, 2001 (collectively, and as further amended and supplemented, the “Indenture”), between the Company and Wachovia Bank, National Association (as successor to First Union National Bank), a national banking corporation duly organized and existing under the laws of the United States of America, as trustee, with U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America as successor trustee (the “Trustee”), the Company Notice to Holders of 1.30% Convertible Notes Due 2023, dated March 3, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
The Company is the issuer of the Securities and is obligated to purchase all of the Securities if validly tendered by the holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, $1.00 par value per share, of the Company, if any, subject to the terms, conditions, and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 13403 Northwest Freeway, Houston, Texas 77040, and the telephone number there is (713) 690-7300. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO-I.
Item 10. Financial Statements.
(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
(b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of 1.30% Convertible Notes Due 2023, dated March 3, 2009.

(a)(1)(B)	Form of Substitute Form W-9.

(b)	Not applicable.

(d)(1)	First Amendment to Second Supplemental Indenture dated December 22, 2004 between the Company and Wachovia Bank, N.A. , incorporated by reference to Exhibit 4.1to the Company’s Current Report on Form 8-K filed on December 22, 2004.

(d)(2)	Second Supplemental Indenture dated March 28, 2003 between the Company and Wachovia Bank, National Association, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 28, 2003.

(d)(3)	Indenture dated August 23, 2001 between the Company and First Union National Bank, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2001.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

HCC INSURANCE HOLDINGS, INC.
/s/ Frank J. Bramanti
Frank J. Bramanti
Chief Executive Officer

Date: March 3, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of 1.30% Convertible Notes Due 2023, dated March 3, 2009.

(a)(1)(B)	Form of Substitute Form W-9.

(d)(1)	First Amendment to Second Supplemental Indenture dated December 22, 2004 between the Company and Wachovia Bank, N.A. , incorporated by reference to Exhibit 4.1to the Company’s Current Report on Form 8-K filed on December 22, 2004.

(d)(2)	Second Supplemental Indenture dated March 28, 2003 between the Company and Wachovia Bank, National Association, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 28, 2003.

(d)(3)	Indenture dated August 23, 2001 between the Company and First Union National Bank, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2001.